Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2008 Employee Stock Purchase Plan of SL Green Realty Corp. of our reports (a) dated February 28, 2007, with respect to the consolidated financial statements and schedule of SL Green Realty Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, SL Green Realty Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SL Green Realty Corp., and (b) dated October 30, 2007, with respect to the statements of revenues and certain expenses of 1 Madison Office Holdings LLC included in SL Green Realty Corp.’s Current Report (Form8-K) for the year ended December 31, 2006, both filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York January 31, 2008